UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

TKB Critical Technologies 1

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G88935 104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G88935 104	Schedule 13G
1	NAME OF REPORTING PERSON TKB Sponsor 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,650,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,650,000 (1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (4)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by TKB Sponsor 1, LLC (the “Sponsor”) and indirectly by Angela Blatteis, Greg Klein and Philippe Tartavull. Each of Ms. Blatteis, Mr. Klein and Mr. Tartavull own interests in TKB Sponsor I, LLC and are managers of TKB Sponsor I, LLC, and may be deemed to share beneficial ownership of such shares. Each of Ms. Blatteis, Mr. Klein and Mr. Tartavull disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(2)	The Sponsor owns 5,650,000 Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”), of TKB Critical Technologies 1 (the “Issuer”), which are convertible into Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260176) (the “Registration Statement”).
(3)	Excludes 10,750,000 Class A Ordinary Shares issuable upon the exercise of 10,750,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on December 8, 2021.

CUSIP No. G88935 104	Schedule 13G
1	NAME OF REPORTING PERSON Angela Blatteis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,650,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,650,000 (1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor and indirectly by Angela Blatteis, who is a member of the board of managers of the Sponsor and, as a result, may share beneficial ownership of such shares. Ms. Blatteis disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.
(2)	The Sponsor owns 5,650,000 Class B Ordinary Shares of the Issuer, which are convertible into Class A Ordinary Shares of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s Registration Statement.
(3)	Excludes 10,750,000 Class A Ordinary Shares issuable upon the exercise of 10,750,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on December 8, 2021.

CUSIP No. G88935 104	Schedule 13G
1	NAME OF REPORTING PERSON Greg Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,650,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,650,000 (1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor and indirectly by Greg Klein, who is a member of the board of managers of the Sponsor and, as a result, may share beneficial ownership of such shares. Mr. Klein disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)	The Sponsor owns 5,650,000 Class B Ordinary Shares of the Issuer, which are convertible into Class A Ordinary Shares of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s Registration Statement.
(3)	Excludes 10,750,000 Class A Ordinary Shares issuable upon the exercise of 10,750,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on December 8, 2021.

CUSIP No. G88935 104	Schedule 13G
1	NAME OF REPORTING PERSON Philippe Tartavull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,650,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,650,000 (1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (4)
12	TYPE OF REPORTING PERSON IN

(1)	The securities are held directly by the Sponsor and indirectly by Philippe Tartavull, who is a member of the board of managers of the Sponsor and, as a result, may share beneficial ownership of such shares. Mr. Tartavull disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(2)	The Sponsor owns 5,650,000 Class B Ordinary Shares of the Issuer, which are convertible into Class A Ordinary Shares of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s Registration Statement.
(3)	Excludes 10,750,000 Class A Ordinary Shares issuable upon the exercise of 10,750,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants” in the Registration Statement.
(4)	Based on 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares outstanding as of December 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on December 8, 2021.

Item 1(a). Name of Issuer:

TKB Critical Technologies 1

Item 1(b). Address of Issuer’s Principal Executive Offices:

400 Continental Blvd, Suite 600

El Segundo, CA 90245

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	TKB Sponsor 1, LLC

2.	Angela Blatteis

3.	Greg Klein

4.	Philippe Tartavull

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

400 Continental Blvd, Suite 600

El Segundo, CA 90245

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G88935 104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

TKB Sponsor 1, LLC

By:	/s/ Angela Blatteis

Name:	Angela Blatteis
Title:	Co-Manager

By:	/s/ Greg Klein

Name:	Greg Klein
Title:	Co-Manager

By:	/s/ Philippe Tartavull

Name:	Philippe Tartavull
Title:	Co-Manager

/s/ Angela Blatteis
Angela Blatteis

/s/ Greg Klein
Greg Klein

/s/ Philippe Tartavull
Philippe Tartavull

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 3rd day of February, 2022, by and among TKB Sponsor 1, LLC, Angela Blatteis, Greg Klein and Philippe Tartavull.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Class A Ordinary Shares, par value $0.0001 per share, of TKB Critical Technologies 1 (to which this Agreement is an exhibit) is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13G and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TKB Sponsor 1, LLC

By:	/s/ Angela Blatteis

Name:	Angela Blatteis
Title:	Co-Manager

By:	/s/ Greg Klein

Name:	Greg Klein
Title:	Co-Manager

By:	/s/ Philippe Tartavull

Name:	Philippe Tartavull
Title:	Co-Manager

/s/ Angela Blatteis
Angela Blatteis

/s/ Greg Klein
Greg Klein

/s/ Philippe Tartavull
Philippe Tartavull